

March 15, 2024

Richard Correia
President, Chief Financial Officer and Treasurer
MoneyLion Inc.
30 West 21st Street, 9th Floor
New York, NY 10010

> **Re: MoneyLion Inc.**
> **Registration Statement on Form S-3**
> **Filed March 7, 2024**
> **File No. 333-277732**

Dear Richard Correia:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2023, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

2. Please revise to provide descriptions of the public warrants and private placement warrants convertible into the shares of your Class A common stock being registered as part of the secondary offering.

3.	With respect to the Class A common stock issuable upon exercise of the private placement warrants and public warrants, please revise to provide the selling security holder disclosure required by Item 507 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc:	Byron B. Rooney